SilverCrest Files Final Base Shelf Prospectus

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - June 9, 2020 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce the filing of a final short form base shelf prospectus ("Prospectus") to provide the Company with the flexibility to take advantage of equity, debt, convertible debt and other financing opportunities that may arise during the 25-month effective period of the Prospectus.

The Prospectus has been filed in each of the provinces of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 ("Registration Statement") was also filed with the United States Securities and Exchange Commission ("SEC") under the U.S. Securities Act of 1933, as amended, and the Multijurisdictional Disclosure System established between Canada and the United States. These filings enable offerings of common shares, warrants, subscription receipts, debt and convertible debt securities or units of up to an aggregate initial offering price of Cdn. $200 million at any time during the period the Prospectus is effective.

N. Eric Fier, CEO of SilverCrest commented, "We currently have US$164 million dollars in the bank and are fully financed for Las Chispas mine construction. The filing of this shelf prospectus, with a window of 25-months, puts us in a position to rapidly complete a potential future financing to enable us to continually drill through the construction period and maintain strategic flexibility if other opportunities arise."

Copies of the Prospectus and the Registration Statement may be obtained by contacting SilverCrest at Suite 501, 570 Granville Street, Vancouver, British Columbia V6C 3P1, Attention: Chief Financial Officer. Copies of the Prospectus and the Registration Statement are also available at www.sedar.com and www.sec.gov, respectively.

The Registration Statement filed with the SEC has not yet become effective. Until the Registration Statement becomes effective, no securities may be sold, nor may offers to buy be accepted. This press release does not constitute an offer to sell any securities or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.  If any securities are offered under the Prospectus or Registration Statement, the terms of such securities and the intended use of any net proceeds will be established at the time of such offering and will be described in a Prospectus supplement filed with the applicable Canadian securities regulatory authorities and the SEC at the time of such an offering and would be made available by SilverCrest at the above address.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership and where all the known mineral resources of the Company are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements describe the anticipated offering of securities under the Company's Prospectus and Registration Statement. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. Assumptions have been made regarding, among other things, conditions in general economic and financial markets, timing and amount of capital expenditures, and effects of regulation by governmental agencies.

Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company's ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements as a result of risk factors including risks related to timing of, and ability to obtain, required regulatory approvals, general economic and financial conditions, and regulatory changes.

Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations Manager

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1